Exhibit 99.1

FIRST CAPITAL REALTY ANNOUNCES THIRD QUARTER 2018 RESULTS

Toronto, Ontario (November 6, 2018) - First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR), one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties, announced today financial results for the three and nine months ended September 30, 2018.

SELECTED FINANCIAL INFORMATION

(unaudited)	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
FFO (1) ($ millions)	$76.5	$73.7	$229.6	$210.9
FFO per diluted share (1) (2)	$0.30	$0.30	$0.92	$0.86
Weighted average diluted shares for FFO (000s)	254,100	245,137	248,697	245,014

Total Same Property NOI (1) ($ millions)	$97.1	$94.8	$288.2	$279.5
Total Same Property NOI growth (1) (3)	2.5%	3.1%	3.1%	2.7%

Total portfolio occupancy (4)	96.5%	95.3%
Total Same Property occupancy (1) (4)	97.0%	96.2%

Net income attributable to common shareholders ($ millions)	$131.4	$83.0	$279.3	$558.3
Net income attributable to common shareholders per diluted share	$0.52	$0.34	$1.12	$2.25
Weighted average diluted shares for net income (000s)	254,100	248,626	249,135	249,751

(1)	Refer to “Non-IFRS Financial Measures” section of this press release.
(2)	Historically, the Company also reported Operating FFO, calculated as FFO excluding other gains, losses and expenses, which increased 1.3% in Q3 2018 to $0.303 from $0.299 per diluted share compared to the same prior year period.
(3)	Prior periods as reported; not restated to reflect current period categories.
(4)	As at September 30.

THIRD QUARTER FINANCIAL AND OPERATIONAL HIGHLIGHTS

●	FFO per Share: FFO in total dollars increased 3.8% or $2.8 million compared to the same prior year period. FFO per diluted share was consistent with the same prior year period as a result of FFO growth of $2.8 million offset by temporary dilution and deleveraging from equity raised during the quarter.

●	Same Property NOI Growth: Total Same Property NOI increased 2.5% compared to the same prior year period. Excluding lease surrender fees, Total Same Property NOI increased 3.6% compared to the same prior year period.

●	Portfolio Occupancy Rate: Total portfolio occupancy improved 0.2% from 96.3% at June 30, 2018 to 96.5% at September 30, 2018. Total portfolio occupancy improved 1.2% from 95.3% at September 30, 2017 to 96.5% at September 30, 2018.

●	Lease Renewal Rate Increase: Net rental rates for the quarter increased 8.7% on 643,000 square feet of lease renewals when comparing the rental rate in the last year of the expiring term versus the first year of the renewal term. Net rental rates increased 11.7% when comparing the rental rate in the last year of the expiring term versus the average rental rate over the renewal term.

●	Growth in Average Net Rental Rate: The average net rental rate increased by 3.4% or $0.66 per square foot over the same prior year period to $20.14 per square foot, primarily due to rent escalations, renewal lifts, and new tenant openings in recently completed developments.

●	Property Investments: The Company invested $55.2 million in development and redevelopment in the quarter and acquired interests in seven properties for $114.8 million. The Company also disposed of a partial interest in one property for $5.5 million which is slated for mixed-use redevelopment.

●	Net Income Attributable to Common Shareholders: Net income increased to $131.4 million or $0.52 per diluted share compared to $83.0 million or $0.34 per diluted share for the same prior year period. The increase was primarily due to a higher increase in the fair value of investment properties.

“The quality of First Capital’s urban real estate portfolio, people and platform was evident once again in our Q3 results, highlighted by growth in same property NOI and the highest rental rates and occupancy level we’ve ever achieved” said Adam Paul, President and CEO. “This, together with our strategic investment activities, has resulted in NAV per share increasing for the twelfth consecutive quarter to $22.54 while our expectation for 2018 FFO growth continues to be in the mid-single digit range.”

FINANCIAL HIGHLIGHTS

As at ($ millions)	September 30		December 31
	2018	2017	2017
Total assets (1)	$10,317	$9,861	$9,969
Unencumbered assets (2)	$7,340	$7,358	$7,374
Net debt to total assets (2)	41.7%	43.3%	43.4%
Weighted average term of fixed-rate debt (years) (2)	5.1	5.4	5.4

(1) Presented in accordance with IFRS.

(2) Reflects joint ventures proportionately consolidated.

DIVIDEND

The Company will pay a fourth quarter dividend of $0.215 per common share on January 17, 2019 to shareholders of record on December 28, 2018.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate at 2:00 p.m. (ET) on Wednesday, November 7, 2018, in a live conference call with senior management to discuss the Company’s results for the three and nine months ended September 30, 2018.

Teleconference

You can participate in the live conference by dialing 416-695-6725 or toll-free 800-952-5114 with access code 5200737. The call will be accessible for replay until November 21, 2018 by dialing 905-694-9451 or toll-free 800-408-3053 with access code 8915939.

Webcast

To access the live audio webcast and conference call presentation, please go to First Capital Realty’s website or click on the following link: Q3 2018 Conference Call. The webcast will be accessible for replay in the ‘Investors’ section of the website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is one of Canada’s largest owners, developers and managers of grocery anchored, retail-focused urban properties where people live and shop for everyday life. The Company currently owns interests in 167 properties, totaling approximately 25.5 million square feet of gross leasable area.

Non-IFRS Financial Measures

First Capital Realty prepares and releases unaudited interim and audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). As a complement to results provided in accordance with IFRS, the Company discloses certain non-IFRS financial measures, including but not limited to proportionate interest, NOI, Same Property NOI, FFO and ACFO. These non-IFRS measures are further defined and discussed in First Capital Realty’s MD&A for the nine months ended September 30, 2018, which should be read in conjunction with this press release. Since these non-IFRS measures do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents the above non-IFRS measures as management believes they are commonly accepted and meaningful financial measures of operating performance. Reconciliations of certain non-IFRS measures to their nearest IFRS measures are included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-looking Statement Advisory

This press release contains forward-looking statements and information within the meaning of applicable securities law, including statements regarding growth expectations in FFO, our ability to maintain a certain financial position and post certain operating results and our ability to source investment opportunities. These forward-looking statements are not historical facts but, rather, reflect the Company’s current expectations and are subject to risks and uncertainties that could cause the outcome to differ materially from current expectations. Such risks and uncertainties include, among others, general economic conditions; tenant financial difficulties, defaults and bankruptcies; increases in operating costs and property taxes; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; development, intensification and acquisition activities; residential development, sales and leasing; risks in joint ventures; environmental liability and compliance costs and uninsured losses, in addition to those risks discussed in the Company’s MD&A for the year ended December 31, 2017 and in its current Annual Information Form. Readers, therefore, should not place undue reliance on any such forward-looking statements. First Capital Realty undertakes no obligation to publicly update any such forward-looking statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Adam Paul

President & CEO

(416) 216-2081

adam.paul@fcr.ca

Kay Brekken

Executive Vice President & CFO

(416) 216-2051

kay.brekken@fcr.ca

www.fcr.ca

TSX: FCR

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